

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

April 3, 2009

Via U.S. Mail

Bruce S. Kaiserman, Esq.
Credit Suisse First Boston Mortgage Acceptance Corp.
11 Madison Ave
New York, NY 10010

>   **Re: Credit Suisse First Boston Mortgage Acceptance Corp.;**
>   **Credit Suisse First Boston Mortgage Securities Corp.;**
>   **Asset Backed Securities Corporation**
>   **Registration Statement on Form S-3**
>   **Filed March 9, 2009**
>   **File No. 333-157784, -01 and -02**

Dear Mr. Kaiserman:

We have limited our review of your filing for compliance with Regulation AB. Please note that our limited review covers only those issues addressed in the comments below. Please also note that our comments to either the base prospectus and/or the supplements should be applied universally, if applicable.

Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so that we can better understand your disclosure. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement on Form S-3
General

1.	We note that there are three depositors. Please provide us with an analysis of how the liability provisions of the securities laws will apply to each takedown. Please discuss, for example, whether all three depositors will be liable for each takedown, or whether only the depositor for that specific takedown will be liable. Also, please tell us whether all three depositors will sign periodic reports, or only the depositor for that specific takedown. We may have further comment upon receiving your response.

2.	Please confirm that all depositors or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositors have been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.4. of Form S-3. Also, please provide us with the CIK codes for any affiliate of the depositors that have offered a class of asset-backed securities involving the same asset class as this offering.

3.	Please confirm that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b) prospectus, and that finalized agreements will be filed simultaneously with or prior to the final prospectus. All finalized agreements should be filed no later than *two* business days from the closing date of each takedown. Refer to Item 1100(f) of Regulation AB. Please confirm that you will file the material agreements within two business days of each takedown.

4.	Furthermore, we note that on page 83 of the base prospectus that you will file a copy of credit enhancement agreements within 15 days of issuance. Please revise.

5.	Please confirm that you will file unqualified legal and tax opinions at the time of each takedown.

6.	Please confirm in each prospectus supplement that delinquent assets in each of your series will be limited to less than 20% of the asset pool. We note your disclosure in the base on page 54 that in most cases no mortgage loan may be included that is more than 30 days delinquent. However, your prospectus supplements suggest delinquent loans may be included in the pool. Please revise as appropriate.

Prospectus Supplements
General

7. We note the language in which you suggest that if information in the prospectus supplement differs from that in the base prospectus, investors should rely on the information in the prospectus supplement. The disclosure in a prospectus supplement may enhance disclosure in the base prospectus, but should not contradict it. Please revise all prospectus supplements accordingly.

8. As a follow up to comment 6 above, please revise each prospectus supplement to provide the delinquency disclosure in a table instead of narrative form. Refer to Items 1111(c) and 1100(b) of Regulation AB.

9. We note on page 61 of the base that certain mortgage loans have been originated under "alternative," "reduced," "stated income/stated asset" and "no income/no asset" programs. Please disclose, in the summary section of each prospectus supplement, the number and percentage of such loans in the mortgage pool.

10. Please also confirm that the underwriting standards and criteria set forth in each prospectus supplement conform to those set forth in the base prospectus. If that is not the case, please disclose, in each prospectus supplement, how the underwriting standards and criteria differ from those set forth in the base prospectus.

11. Please revise to indicate that you will disclose the overcollateralization percentage in the summary section of each of your prospectus supplements, if applicable.

12. Please provide, in each of your prospectus supplements if applicable, bracketed disclosure of the significance percentage with respect to derivatives. Please also provide bracketed disclosure regarding financial information if the aggregate significance percentage is 10% or more. Please refer to Item 1115(a)(4) and Item 1115(b) of Regulation AB.

Prospectus Supplement – Version 2
Financial Guaranty Insurance Policy, page 55

13. Please add bracketed language to clarify that you will provide the financial information as outlined in Item 1114(b)(1) and (2) of Regulation AB if the aggregate significance percentage is 10% or more.

14.   Please remove the language on page 59 of your prospectus regarding the accuracy and completeness of information provided by the financial guaranty insurer.

Prospectus Supplement – Version 3
General

15.   Please provide an itemized table of fees and expenses to be paid out of the cash flow from the pool assets.

Summary

16.   Please disclose the expected final and final scheduled maturity or principal distribution dates of the certificates. Refer to Item 1103(a)(3)(iii) of Regulation AB.

Prospectus Supplement – Version 4
Summary

17.   Please disclose the expected final and final scheduled maturity or principal distribution dates of the notes. Refer to Item 1103(a)(3)(iii) of Regulation AB.

Base Prospectus
Risk Factors
Recent developments in the residential mortgage market, page 9

18.   We note your risk factor discussion includes several different types of risks under one subheading. Please revise to divide the various risks and discuss under separate risk factor headings. For instance, the subheading refers to recent developments in the market, however, you discuss that option ARMs may be included in the pool. Furthermore, you discuss the risks related to laws that may affect servicing, interest rate risk, insurer risk, etc., all under this same risk factor. Please revise so that investors can better understand the various types of risks associated with this transaction.

The Trust Funds, page 46

19.   We note that some of the assets may be held outside of the trust. Please revise to clarify which type of assets and why they would be held outside of the trust.

The Depositor, page 146

20.   Please revise to describe your securitization program including how long you have been engaged in securitizing assets. Include, to the extent material,

information regarding the size, composition and growth of each depositor's portfolio of assets of the type to be securitized and whether any prior securitizations organized by the depositor have defaulted or experienced an early amortization or triggering event. Refer to Items 1106 and 1104(c) of Regulation AB.

* * * * *

As appropriate, please amend the registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- The action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- The company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Chanda DeLong at (202) 551-3490 or me at (202) 551-3313 with any questions.

Regards,

Rolaine S. Bancroft
Special Counsel

cc: Stephen S. Kudenholdt, Esq.
       Sonnenschein Nath & Rosenthal LLP
       Fax: (212) 768-6800